                                          Filing made pursuant to Rule 424(a)


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 2, 1996.

                                  92,991 SHARES

                                  BUFFETS, INC.
                                  COMMON STOCK

          The Company's Common Stock is traded on the Nasdaq National Market System under the symbol "BOCB." On January 31, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market System was $13.75 per share. See "Price Range of Common Stock."

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

          This Prospectus relates to up to 92,991 shares (the "Shares") of Common Stock, $.01 par value per share (the "Common Stock"), of Buffets, Inc. (the "Company") which may be offered by the Selling Stockholder. See "Selling Stockholder." None of the proceeds from the sale of the Shares will be received by the Company. The Company will pay the expenses of the offering (other than any brokers' commissions paid by the Selling Stockholder), estimated at $5,000.

          The distribution of the Shares by the Selling Stockholder may be effected from time to time in one or more transactions (which may involve block transactions) on the Nasdaq National Market System or in the over-the-counter market or otherwise, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholder may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or purchasers of Shares for whom they may act as agent (which compensation may be in excess of customary commissions). See "Plan of Distribution."

          No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time shall not under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.






              THE DATE OF THIS PROSPECTUS IS ______________, 1996.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents, which have been filed by the Company with the Securities and Exchange Commission (the "Commission"), are hereby incorporated by reference into this Prospectus:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1994 (which incorporates by reference certain portions of the Company's 1994 Annual Report to Shareholders, including financial statements and accompanying information, and certain portions of the Company's definitive Proxy Statement for the Company's Annual Meeting of Shareholders held on May 9, 1995).

          (b) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended April 19, 1995, July 12, 1995 and October 4, 1995.

          (c)  The Company's Current Report on form 8-K dated October 24, 1995.

          (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated March 27, 1986 and Amendment No. 1 thereto dated May 11, 1992, and the Company's Registration Statement on Form 8-A dated October 30, 1995 which contains a description of the related Rights to Purchase Preferred Shares.

          All documents filed by the Company after the date of this Prospectus pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Clark C. Grant, Executive Vice President of Finance and Administration, Buffets, Inc., 10260 Viking Drive, Suite 100, Eden Prairie, Minnesota 55344. Telephone requests may be directed to Clark C. Grant at (612) 942-9760.

                             ADDITIONAL INFORMATION

          The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D. C. 20549, as well as at the following regional offices:
Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is traded on the Nasdaq National Market System. The foregoing materials also should be available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

          The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, copies of which may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

                                   THE COMPANY

          Buffets, Inc. (the "Company") is principally engaged in the development and operation of "buffet" restaurants operating under the name "Old Country Buffet" ("Country Buffet" in the state of Colorado). The Company obtained a federal trademark registration covering the words "Old Country Buffet" in June of 1985.

          At December 31, 1995, the Company operated 245 Company-owned restaurants in 31 states. The Company contemplates that approximately 33 to 38 additional Company-owned restaurants will be opened in 1996. In addition, six franchised Old Country Buffet restaurants are in operation in Nebraska and Oklahoma.

          The Company's restaurants offer a wide variety of freshly prepared menu items, including soups, salads, entrees, vegetables, non-alcoholic beverages and desserts, presented in a self-service buffet format in which customers select the items and portions of their choice. The restaurants' typical dinner entrees include chicken, carved roast beef and ham, and two or three other hot entrees such as casseroles, shrimp and fish. Chicken, fish and two or three other entrees usually are offered at lunch. The Company's restaurants utilize uniform menus, recipes and ingredient specifications, except for certain variations adopted in response to regional preferences.

          The Company's restaurants range in size from approximately 8,000 to 13,850 square feet, seat from 260 to 390 people, and generally include areas that can be partitioned to accommodate private meetings and group outings. The decor is attractive and informal. To date, the Company has located its restaurants primarily within or adjacent to strip or neighborhood shopping centers. The Company's restaurants generally are open from 11:00 a.m. to 8:00 p.m. or 9:00 p.m. A majority of the Company's restaurants also serve breakfast from 8:00 a.m. to 11:00 a.m. on weekends.

          The Company was incorporated under the laws of the State of Minnesota in 1983. The Company's principal office is located at 10260 Viking Drive, Suite 100, Eden Prairie, Minnesota 55344 and its telephone number is (612) 942-9760. References herein to the "Company" are to Buffets Inc. and its subsidiaries, Evergreen Buffets, Inc., OCB Restaurant Co., OCB Realty Co., OCB Purchasing Co. and OCB Property Co., unless the context indicates otherwise.


                                 USE OF PROCEEDS

          The Company will not receive any of the proceeds from the sale by the Selling Stockholder of any Shares offered hereby.


                                 DIVIDEND POLICY

          The Company has never declared or paid cash dividends on its Common Stock. Pursuant to its current credit agreement, the Company is restricted from declaring or paying cash dividends without the consent of the Company's lender. The Company currently intends to retain any earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.


                           PRICE RANGE OF COMMON STOCK

          The Company's Common Stock is traded on the Nasdaq National Market System under the symbol "BOCB." The following table sets forth the range of high and low closing sale prices for the Common Stock, as reported on the Nasdaq National Market System for the calendar periods indicated.

     On January 31, 1996, the closing sale price for the Common Stock as reported on the Nasdaq National Market System was $13.75 per share.


                                              HIGH                 LOW
                                              ----                 ---
        CALENDAR 1994
          First Quarter  . . . . . . .   $     27  1/2       $     21 1/2
          Second Quarter   . . . . . .         24  1/2             16
          Third Quarter  . . . . . . .         21  3/4             15
          Fourth Quarter   . . . . . .         16  3/4              7 7/8

        CALENDAR 1995
          First Quarter  . . . . . . .   $     12 1/16       $      9 1/8
          Second Quarter   . . . . . .         14  5/8              9 7/8
          Third Quarter  . . . . . . .         14  1/4             11 1/2
          Fourth Quarter   . . . . . .         15  3/8             11 1/2

        CALENDAR 1996
          First Quarter (through
            January 31, 1996)  . . . .   $     14            $     12 1/2



                               SELLING STOCKHOLDER

          Joel C. Brown (the "Selling Stockholder") may sell, in one or more transactions, pursuant to this Registration Statement 92,991 Shares of the Common Stock of the Company. The Selling Stockholder beneficially owns an additional 35 shares of Common Stock of the Company.

          The Selling Stockholder for several years was a director and the president of Evergreen Buffets, Inc. ("Evergreen Buffets"), a former 90%-owned subsidiary of the Company, prior to the Company's acquisition of all of the Selling Stockholder's interest in Evergreen Buffets by means of a share exchange completed on December 19, 1995. All of the Shares of Common Stock being sold by the Selling Stockholder were acquired in connection with this share exchange.


                              PLAN OF DISTRIBUTION

          The distribution of the Shares by the Selling Stockholder may be effected from time to time in one or more transactions (which may involve block transactions) on the Nasdaq National Market System or in the over-the-counter market or otherwise, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholder may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or purchasers of Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholder and broker-dealers that participate with the Selling Stockholder in distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), in connection with such sales, and any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

                                     EXPERTS

          The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Faegre & Benson Professional Limited Liability Partnership, Minneapolis, Minnesota. The consolidated financial statements incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.